K&L GATES LLP HEARST TOWER 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T 704.331.7400 F 704.331.7598 klgates.com

May 12, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Mara L. Ransom
Dietrich King
Liz Walsh

Re:	ZBB Energy Corporation
Registration Statement on Form S-3
Filed March 20, 2014
File No. 333-194706

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 9, 2014, with respect to the registration statement on Form S-3 (File No. 333-194706) (the “Registration Statement”). Below we have noted the Staff’s comments in bold face type followed by the Company’s responses in regular type.

1.
Please note that all outstanding comments, including those in our March 14, 2014 letter regarding your request for confidential treatment with regard to certain exhibits to your Quarterly Report on Form 10-Q for the period ended December 31, 2013, and any subsequent comments regarding the same, must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

The Company acknowledges that the Staff will not consider a request for acceleration of effectiveness of the Registration Statement until all outstanding comments are resolved.  The Company’s request for confidential treatment with regard to certain exhibits to its Quarterly Report on Form 10-Q for the period ended December 31, 2013 was approved by the Staff on April 11, 2014.

2.
We note that you appear to have relied on General Instruction I.B.1 to Form S-3, regarding primary offerings by certain registrants.  Please provide us with a detailed analysis of your eligibility to rely on this Instruction, or provide us with an analysis of the alternate basis on which you believe you are eligible to register this transaction on Form S-3.

As of March 20, 2014, the Company met the requirements to conduct a primary offering under General Instruction I.B.1. to Form S-3 because the aggregate market value of the outstanding voting and non-voting common equity of the Company held by its non-affiliates was greater than $75 million. As of March 20, 2014, the aggregate market value of the Company’s outstanding common stock held by non-affiliates was $75,973,699 based on (i) 24,055,216 shares of common stock outstanding as of such date, of which approximately 23,022,333 shares were held by non-affiliates, and (ii) a price of $3.30 per share, which was the closing sale price of the Company’s common stock as quoted on the NYSE MKT on March 12, 2014, a date within 60 days prior to the date of filing the Registration Statement.  Pursuant to Compliance and Disclosure Interpretation 116.06, the date used to determine the amount of shares of common equity held by non-affiliates and the price of the common equity need not be the same.

U.S. Securities and Exchange Commission
May 12, 2014

Consequently, the Company intends to seek effectiveness of the Registration Statement in reliance on eligibility under General Instruction I.B.1. of Form S-3 and believes that it will be eligible to conduct primary offerings without regard to the limitations of Instruction I.B.6. until the Company is required to recompute its public float at the time that an amendment to the Registration Statement is filed for purposes of updating the Registration Statement in accordance with Section 10(a)(3) of the Securities Act, which the Company expects to occur at the time that its annual report on Form 10-K for the year ending June 30, 2014 is filed. The Company acknowledges the Staff’s comment and will ensure compliance with the requirements of General Instruction I.B.6. of Form S-3 in the event the Company becomes ineligible to rely on General Instruction I.B.1. of Form S-3 in the future.

3.
We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that each time a takedown occurs you will file an unqualified opinion that omits all these assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

The Company confirms that it will file an appropriately unqualified opinion under Rule 462(d) or under cover of Form 8-K each time a takedown from the Registration Statement occurs.

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U.S. Securities and Exchange Commission
May 12, 2014

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Eric C. Apfelbach, President and Chief Executive Officer
Dilek Wagner, Vice President of Finance and Secretary